TIMMINS GOLD CORP.

MAJORITY VOTING POLICY

The Board of Directors of Timmins Gold Corp. (the “Company”) believes that each of its members should carry the confidence and support of its shareholders and is committed to upholding high standards in corporate governance.

In an uncontested election of Directors, where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender his or her resignation to the board of directors (the “Board”). The Corporate Governance and Nominating Committee of the Board shall, within 90 days after the shareholder’s meeting, determine whether to accept the Subject Director’s resignation, which resignation should be accepted absent exceptional circumstances. The resignation shall become effective when accepted by the Board.

In this policy, an “uncontested election” shall mean an election at a meeting of shareholders of the Corporation at which the number of nominees for Director shall be equal to the number of Directors to be elected. In a contested election, this policy shall not apply and nominees shall be elected by plurality voting.

As soon as practicable following receipt of the resignation of the Subject Director:

(a)	the Corporation shall issue a press release announcing the Board’s decision including, in the case of the Board not accepting the resignation, the reasoning behind such decision, and

(b)

the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders of the Corporation; (ii) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the shareholders of the Corporation; or (iii) call a special meeting of the shareholders of the Corporation to consider the election of a nominee recommended by the Board to fill the vacant position.

The Subject Director shall not participate in any meeting of the Corporate Governance and Nominating Committee, if he or she is a member of that committee, or the Board, at which the resignation is considered. However, the Subject Director shall remain active and engaged in all other Board and Board committee activities, deliberations and decisions during this process. If each member of the Corporate Governance and Nominating Committee is a Subject Director, then the independent Directors who are not Subject Directors shall appoint a committee amongst themselves to consider whether to accept any Subject Director’s resignation, provided that if the only Directors who are not Subject Directors constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation of any Subject Director.

This policy, on an annual basis, shall be fully described in the materials sent to shareholders of the Corporation in connection with a meeting at which Directors are to be elected. Following any uncontested meeting at which Directors are elected, the Corporation shall issue a news release disclosing the detailed voting results for each director candidate, which shall include one of the following:

(a)	the percentages of votes received “for” and “withheld” for each director;

(b)	the total votes cast by ballot with the number each director received “for”; or

(c)	the percentages and total number of votes received “for” each director.

If a formal count is not conducted at any such meeting at which Directors are elected, votes represented by proxy shall be disclosed.

The Board may at any time in its sole discretion supplement or amend any provision of this policy in any respect, subject to compliance with the requirements of the Toronto Stock Exchange. The Board will have the exclusive power and authority to administer this policy, including without limitation the right and power to interpret the provisions of this policy and make all determinations deemed necessary or advisable for the administration of this policy. All such actions, interpretations and determinations which are done or made by the Board in good faith will be final, conclusive and binding.